Exhibit 35.1

ANNUAL STATEMENT OF COMPLIANCE

OFFICER’S CERTIFICATE OF THE SERVICER

In compliance with Section 4.04 (g) of the Indenture of Trust by and between Nelnet Student Loan Trust 2008-2 and Zions First National Bank, as Trustee, dated as of April 1, 2008, I, Terry J. Heimes, certify that:

1.

A review of the activities of the Master Servicer and of its performance under the Master Servicing Agreement during the period from April 1, 2008 through December 31, 2008 has been made under my supervision; and

2.	Based on my knowledge of such review, the Master Servicer has fulfilled in all material respects all its obligations under the Master Servicing Agreement during such period.

March 31, 2009

By:	/s/ TERRY J. HEIMES______________
Terry J. Heimes, CFO, Treasurer
National Education Loan Network, Inc.